UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                          ATLANTIC DATA SERVICES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    048523104
                                 (CUSIP Number)

                                 NANCY E. COOPER
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  MAY 28, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

048523104                                                     PAGE 2 OF 10 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,125,080
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          3,125,080

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,125,080

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.5%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

048523104                                                     PAGE 3 OF 10 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,125,080
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          3,125,080

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,125,080

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.5%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

048523104                                                     PAGE 4 OF 10 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners II, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        3,125,080
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          3,125,080

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,125,080

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.5%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

048523104                                                     PAGE 5 OF 10 PAGES


         Item 1. Security and Issuer.

         The title of the class of equity securities of Atlantic Data Services, Inc., a Massachusetts corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is One Batterymarch Park, Quincy, Massachusetts 02169.

         Item 2. Identity and Background.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners II, L.P., a Delaware limited partnership ("GAP II"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP and GAP II, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP II is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, Nancy E. Cooper, William O. Grabe, William E. Ford and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of

                                  SCHEDULE 13D

048523104                                                     PAGE 6 OF 10 PAGES


the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of recent purchases of shares of Common Stock, as described in Item 5(c), which were acquired for consideration which did not exceed $273,000.00 in the aggregate and the source of which was contributions from the partners of GAPCO.

         Item 4. Purpose of Transaction.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons have any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

         Item 5. Interest in Securities of the Issuer.

         (a) As of June 8, 1998, GAP, GAP II and GAPCO each own of record no shares of Common Stock, 3,104,080 shares of Common Stock and 21,000 shares of

                                  SCHEDULE 13D

048523104                                                     PAGE 7 OF 10 PAGES


Common Stock, respectively, or 0%, 24.3%, and 0.2%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP II, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of June 8, 1998, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,125,080 shares of Common Stock or 24.5% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,125,080 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Prior to May 28, 1998, GAP II owned of record 3,104,080 shares of Special Common Stock, par value .01 per share, of the Company, which shares were converted on a one-to-one basis into shares of Common Stock without additional consideration upon the closing of the Company's initial public offering on May 28, 1998. In addition, beginning on May 28, 1998, GAPCO made the following acquisitions of shares of Common Stock in the public market:


Date                Amount              Price Per Share              Total Cost
----                ------              ---------------              ----------
05/28/98            20,000                       $13.00             $260,000.00
06/02/98             1,000                       $13.00              $13,000.00

                                  SCHEDULE 13D

048523104                                                     PAGE 8 OF 10 PAGES


         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO, and GAP is the partner authorized and empowered to vote the dispose of the securities held by GAP II. Accordingly, GAP and any of the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

         Item 7. Materials to be Filed as Exhibits.

                 Exhibit 1: Agreement relating to the filing of joint
                            acquisition statements as required by Rule
                            13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                                  SCHEDULE 13D

048523104                                                     PAGE 9 OF 10 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 8, 1998.


                                    GENERAL ATLANTIC PARTNERS, LLC


                                    By: /s/ Nancy E. Cooper
                                    -----------------------
                                    Nancy E. Cooper
                                    A Managing Member


                                    GENERAL ATLANTIC PARTNERS II, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Nancy E. Cooper
                                    -----------------------
                                    Nancy E. Cooper
                                    A Managing Member


                                    GAP COINVESTMENT PARTNERS, L.P.


                                    By: /s/ Nancy E. Cooper
                                    -----------------------
                                    Nancy E. Cooper
                                    A Managing Member